E-Commerce China Dangdang Inc. Files Its Annual Report on Form 20-F

BEIJING, April 9, 2014 — E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced it filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the Securities and Exchange Commission on April 9, 2014. The annual report can be accessed on the Company’s investor relations website at http://ir.dangdang.com.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Sophia Zhou, Investor Relations Director, E-Commerce China Dangdang Inc., 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People's Republic of China.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping mall targeting mid- to high-end customers. Dangdang's nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

For investor and media inquiries, please contact:

Sophia Zhou

Investor Relations Director

E-commerce China Dangdang Inc.

Phone: +86-10-5799-2306

E-mail: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1-310-528-3031

Email: eketchmere@compass-ir.com